Exhibit 99.1

New Gold delivers 2016 first quarter production at significantly lower costs

(All dollar figures are in US dollars unless otherwise indicated)

TORONTO, April 27, 2016 /CNW/ - New Gold Inc. ("New Gold") (TSX:NGD) (NYSE MKT:NGD) today announces its 2016 first quarter results and provides an update on the construction of the company's Rainy River project.

2016 FIRST QUARTER HIGHLIGHTS

•	Gold production of 90,811 ounces and copper production of 25.4 million pounds
•	All-in sustaining costs(1) of $758 per ounce, including total cash costs(2) of $354 per ounce
•	Cash generated from operations before changes in non-cash operating working capital(3) of $62 million
•	Cash generated from operations of $62 million
•	Adjusted net loss(4) of $nil million, or $nil per share
•	Net earnings of $27 million, or $0.05 per share
•	Rainy River construction 30% complete at March 31, 2016 with $82 million in project capital expenditures during the quarter
•	Construction currently 35% complete
•	March 31, 2016 cash balance of $298 million

"The year is off to a solid start," stated Randall Oliphant, Executive Chairman. "The significant decrease in our all-in sustaining costs is particularly rewarding as it enabled our company to generate a very robust margin of $448 per ounce in the first quarter."

"In addition, we entered into gold option contracts to increase the certainty of our cash flows for the balance of 2016 as we continue to focus on the development of our Rainy River project. We are well positioned and look forward to an exciting year for our company," added Mr. Oliphant.

2016 FIRST QUARTER OPERATIONAL RESULTS

New Gold's first quarter gold production of 90,811 ounces remained in line with 2015 as slightly higher production from the company's New Afton, Mesquite and Peak mines partially offset planned lower production from Cerro San Pedro. Quarterly copper production increased by 10% to 25.4 million pounds when compared to 2015 as a result of the continued strong operating performance at New Afton stemming from the mine's expanded grinding capacity. Silver production of 0.4 million ounces remained consistent with 2015.

Consolidated first quarter all-in sustaining costs(1) of $758 per ounce decreased by over $270 per ounce relative to the first quarter of 2015. The significant decrease in all-in sustaining costs(1) relative to the prior-year quarter was attributable to the combination of a $132 per ounce decrease in total cash costs(2) to $354 per ounce and a $124 per ounce, or $14 million, decrease in the company's consolidated sustaining costs(1), which include New Gold's cumulative sustaining capital, exploration, general and administrative, and amortization of reclamation expenditures.

With the company's strong operational start to 2016, New Gold is pleased to reiterate its guidance for full-year gold production of 360,000 to 400,000 ounces at all-in sustaining costs(1) of $825 to $865 per ounce, including total cash costs(2) of $435 to $475 per ounce. Driven by expected increases in gold production at Mesquite and the Peak Mines, consolidated quarterly gold production should increase through the third quarter before declining modestly in the fourth quarter.

NEW GOLD SUMMARY OPERATIONAL RESULTS

	Three months ended March 31
	2016	2015

GOLD PRODUCTION (thousand ounces)
New Afton	25.1	23.9
Mesquite	27.4	25.7
Peak Mines	19.6	19.4
Cerro San Pedro	18.8	26.0
Total Gold Production	90.8	95.0

Total Gold Sales (thousand ounces)	86.0	92.4
Average Realized Gold Price per ounce(5)	$1,206	$1,229

COPPER PRODUCTION (million pounds)
New Afton	22.4	19.6
Peak Mines	3.0	3.4
Total Copper Production	25.4	23.0

Total Copper Sales (million pounds)	25.3	22.1
Average Realized Copper Price per pound(5)	$2.14	$2.59

SILVER PRODUCTION (thousand ounces)
New Afton	68.6	60.2
Peak Mines	28.8	25.5
Cerro San Pedro	272.9	296.6
Total Silver Production	370.3	382.3

Total Silver Sales (thousand ounces)	360.7	332.7
Average Realized Silver Price per ounce(5)	$14.72	$16.65

TOTAL CASH COSTS(2) ($ per ounce)
New Afton	($641)	($834)
Mesquite	626	889
Peak Mines	780	846
Cerro San Pedro	934	1,027
Total Cash Costs(2)	$354	$486

All-IN SUSTAINING COSTS(1) ($ per ounce)
New Afton	($268)	($359)
Mesquite	1,101	1,708
Peak Mines	1,024	1,189
Cerro San Pedro	952	1,041
All-in Sustaining Costs(1)	$758	$1,014

New Afton

Gold production at New Afton during the first quarter increased by 5% to 25,068 ounces relative to the prior-year quarter. The higher production was due to the combined benefit of a 14% increase in mill throughput and a 2% increase in gold recovery to 82%, more than offsetting a planned decrease in gold grade. As a result of the successful completion of the mill expansion in mid-2015, New Afton's average mill throughput during the first quarter was 15,250 tonnes per day.

At the same time, New Afton's quarterly copper production increased by 14% to 22.4 million pounds when compared to the first quarter of 2015. The mine's copper production similarly benefitted from the higher mill throughput and a 3% increase in copper recovery to 85%. Copper grade remained in line with the prior-year quarter.

The slight increase in New Afton's all-in sustaining costs(1) to ($268) per ounce was attributable to the impact of lower by-product revenues only being partially offset by the combined benefit of the depreciation of the Canadian dollar relative to the U.S. dollar and a decrease in sustaining costs(1). New Afton's first quarter total cash costs(2) of ($641) per ounce were impacted by a $2 million, or $281 per ounce, decrease in by-product revenues relative to the prior-year quarter as the benefit of higher copper sales volumes was more than offset by the decrease in the realized price(5). As a result of the depreciation of the Canadian dollar relative to the U.S. dollar, the mine's operating costs, including mining, processing and general and administrative costs, decreased to $16.92 per tonne in the first quarter relative to $17.71 per tonne in the prior-year quarter. New Afton's quarterly sustaining costs(1) decreased by $2 million to $9 million when compared to the first quarter of 2015.

New Afton's first quarter co-product cash costs(2) of $487 per ounce of gold and $0.87 per pound of copper decreased when compared to $494 per ounce and $1.01 per pound in the prior-year quarter as a result of the increase in gold and copper production and the depreciation of the Canadian dollar. The mine's first quarter co-product all-in sustaining costs(1) of $631 per ounce of gold and $1.12 per pound of copper were also below the prior-year quarterly costs of $667 per ounce and $1.37 per pound as costs further benefitted from the decrease in sustaining costs(1).

Subsequent to the end of the first quarter, New Afton was the proud recipient of the 2015 John T. Ryan Safety Trophy in the Metal Mine category for British Columbia and the Yukon which is awarded to the metal mine in the region with the lowest reportable injury rate.

Mesquite

Mesquite had a solid start to the year with first quarter gold production increasing by 7% to 27,371 ounces. The increase in production relative to 2015 was primarily attributable to a 250% increase in ore tonnes placed on the leach pad as the focus in the first quarter of 2015 was on waste stripping. The significant increase in ore tonnes mined and placed in the first quarter is expected to benefit Mesquite's gold production in future quarters.

Mesquite's first quarter all-in sustaining costs(1) of $1,101 per ounce and total cash costs(2) of $626 per ounce were both significantly below the prior-year quarter. The mine's total cash costs(2) benefitted from the combination of higher gold production and lower diesel prices. Further, Mesquite's quarterly sustaining costs(1) decreased by $11 million, or $344 per ounce, to $12 million, which contributed to the $607 per ounce total decrease in all-in sustaining costs(1) relative to the prior-year quarter. Sustaining costs(1) in the first quarter included $6 million for capitalized waste stripping and $2 million related to the leach pad expansion, both of which were well below the costs associated with these initiatives in the first quarter of 2015. The leach pad expansion was approximately 80% complete at the end of the first quarter and is on schedule to be fully completed in the third quarter of 2016.

Subsequent to the end of the first quarter, Mesquite achieved an important safety milestone, completing 500 days without a lost time incident.

Peak Mines

First quarter gold production at the Peak Mines of 19,596 ounces remained consistent with 2015 as a 5% increase in gold grade offset a decrease in tonnes mined and processed.

Quarterly copper production of 3.0 million pounds also remained in line with 2015 as the impact of the decrease in tonnes processed and a slight decrease in copper grade was largely offset by a 2% increase in copper recovery.

All-in sustaining costs(1) at the Peak Mines decreased by $165 per ounce to $1,024 per ounce relative to the prior-year quarter. The decrease in all-in sustaining costs(1) was a result of a $66 per ounce decrease in total cash costs(2) to $780 per ounce coupled with a $3 million, or $99 per ounce, decrease in sustaining costs(1). The decrease in total cash costs(2) was primarily attributable to the 9% depreciation of the Australian dollar relative to the U.S. dollar. By-product revenues remained consistent with the prior-year quarter as an increase in copper sales volumes offset the decrease in the realized price(5).

Cerro San Pedro

Cerro San Pedro's quarterly gold production decreased to 18,776 ounces as planned. As the mine is in its final months of active mining, the ore tonnes mined and placed on the leach pad decreased by 47% relative to the prior-year quarter while gold grade and recovery remained consistent.

At the same time, Cerro San Pedro's first quarter silver production remained consistent with 2015 at 0.3 million ounces.

Cerro San Pedro's first quarter all-in sustaining costs(1) of $952 per ounce decreased by $89 per ounce relative to the prior-year quarter, driven by a $93 per ounce decrease in total cash costs(2) to $934 per ounce. The decrease in total cash costs(2) was driven by a 38% decrease in operating costs primarily related to a 53% decrease in total tonnes mined relative to the first quarter of 2015. Consistent with the prior-year quarter, Cerro San Pedro's quarterly sustaining costs(1) were well below $1 million, or $18 per ounce.

"Our four operations are performing well and we continue to evaluate and pursue opportunities to further enhance their performance and increase cash flow," stated David Schummer, Executive Vice President and Chief Operating Officer.

FINANCIAL RESULTS

	Three months ended March 31
(in millions of U.S. dollars, except per share amounts)	2016	2015

Revenues	$154.5	$168.9

Operating margin(6)	72.6	69.3

Adjusted net (loss)(4)	nil	(4.9)
Adjusted net (loss) per share(4)	nil	(0.01)

Net earnings/(loss)	26.8	(43.8)
Net earnings/(loss) per share	0.05	(0.09)

Cash generated from operations before changes in non-cash
operating working capital(3)	62.1	67.4
Cash generated from operations	61.5	69.8

First quarter revenues of $155 million decreased by $14 million, or 9%, relative to 2015 due to lower realized metal prices(5). When compared to the prior-year quarter, the increase in copper sales volumes of 3.2 million pounds offset the revenue impact of the decrease in gold sales of 6,367 ounces. Relative to the first quarter of 2015, the average realized price(5) decreased by $23 per ounce of gold, or 2%, $0.45 per pound of copper, or 17%, and $1.93 per ounce of silver, or 12%.

Despite lower metal prices, New Gold's first quarter operating margin(6) increased by $4 million, or 5%, relative to 2015 as the $18 million decrease in the company's quarterly operating expenses more than offset the lower revenues. The decrease in operating expenses was attributable to the combined benefit of the depreciation of the Canadian and Australian dollars relative to the U.S. dollar as well as the company's ongoing cash flow optimization initiatives.

New Gold had an adjusted net loss(4) of $nil million, or $nil per share, in the first quarter of 2016 relative to an adjusted net loss(4) of $5 million, or $0.01 per share, in the prior-year quarter. The $5 million change relative to the first quarter of 2015 was primarily attributable to the increase in operating margin(6) noted above as a $6 million decrease in finance costs was offset by a $3 million increase in depreciation and depletion expense and higher exploration and business development expenses. The decrease in finance costs was driven by a greater portion of the company's interest expense being capitalized against Rainy River.

The company reported net earnings of $27 million, or $0.05 per share, in the first quarter relative to a net loss of $44 million, or $0.09 per share, in the first quarter of 2015. The significant change in net earnings was primarily due to non-cash foreign exchange movements where the first quarter included a $34 million pre-tax foreign exchange gain while the prior-year quarter included a $36 million pre-tax foreign exchange loss.

New Gold's first quarter cash generated from operations before changes in non-cash operating working capital(3) was $62 million. As the decrease in operating expenses more than offset the impact of lower realized commodity prices(5), the $5 million decrease in cash generated from operations before changes in non-cash operating working capital(3) relative to the first quarter of 2015 was primarily a result of the prior-year quarter benefitting from net tax refunds of $7 million while the first quarter of 2016 was cash tax neutral. The company's cash generated from operations in the first quarter was also $62 million as changes in non-cash operating working capital were negligible during the quarter.

FINANCIAL UPDATE

New Gold's cash and cash equivalents at March 31, 2016 were $298 million. The company also has a $300 million revolving credit facility, of which $122 million has been used as at March 31, 2016 to issue letters of credit, with the balance remaining undrawn. In addition, as part of the company's July 2015 streaming transaction with RGLD Gold AG, a wholly-owned subsidiary of Royal Gold Inc. ("Royal Gold"), the remaining $75 million of the stream deposit is to be paid to New Gold when 60% of the estimated Rainy River project development capital has been spent, which is expected to be in mid-2016, and other customary conditions precedent have been met.

During the first quarter, New Gold announced that it had entered into gold price option contracts. New Gold purchased put options with a strike price of $1,200 per ounce covering 270,000 ounces of gold and simultaneously sold call options with a strike price of $1,400 per ounce covering an equivalent 270,000 ounces. The contracts will cover 30,000 ounces of gold per month for the nine-month period from April through December 2016. The net cost of entering into the option contracts was $2 million. In aggregate, the option contracts provide the company a guaranteed floor price of $1,200 per ounce while also providing exposure to further increases in the gold price up to $1,400 per ounce for 270,000 ounces of the company's remaining 2016 gold production. New Gold entered into the contracts to increase cash flow certainty as the company invests in the continued construction of its Rainy River project.

At March 31, 2016, the face value of the company's long-term debt was $800 million (book value – $788 million). The components of the debt include: $300 million of 7.00% face value senior unsecured notes due in April 2020 and $500 million of 6.25% face value senior unsecured notes due in November 2022. The company currently has approximately 510 million shares outstanding.

"We took two proactive steps to further solidify our financial flexibility in the first quarter," stated Brian Penny, Executive Vice President and Chief Financial Officer. "In February, we amended our revolving credit facility to increase the maximum leverage ratio for the four quarter-end measurement periods beginning September 30, 2016 and in March, we entered into the gold option contracts. The combined financial impact of these two initiatives together with our current cash balance and the stream receivable from Royal Gold leaves us well positioned to finance the construction of Rainy River."

PROJECTS UPDATE

RAINY RIVER

Development activity at New Gold's Rainy River project, located in northwestern Ontario, continued to advance during the first quarter. The focus of the 2016 development activities is on the construction of the processing facilities and supporting infrastructure as well as the initial stripping of the open pit. Key construction activities include: installation of mechanical, piping, electrical and instrumentation, completion of the power line, completion of the water management ponds, and commencement of construction of the tailings dam.

RAINY RIVER – 2016 FIRST QUARTER PROJECT UPDATES

•	Overall construction progress is currently 35% complete
•	Plant site earthworks over 90% complete
•	Concrete placement over 50% complete
•	Grinding building fully enclosed with steel erection in progress on process building
•	Installation of mechanical, piping, electrical and instrumentation in grinding building began in April
•	Power line construction is 85% complete
•	Construction of water and tailings management facilities impacted by ground conditions
•	Assembly of initial mine fleet complete
•	Material moved for mine development on target
•	No Lost Time Incidents since New Gold acquired the project in 2013

The construction of the process facilities and the pre-production mining activities are both advancing well. The grinding building is fully enclosed and the team is positioned to commence installation of the mechanical, piping, electrical and instrumentation equipment, with the first mill shell scheduled to be installed later in the second quarter. Construction of the process building is also progressing with the final structural steel truss ready to be installed. In the first quarter, the mine operations team moved approximately 2.4 million tonnes of waste and overburden at costs 9% below budget. The team continues to increase the mining rate with a project-to-date record set in April of approximately 65,000 tonnes moved in one day.

During the course of the construction of the water management facility, New Gold identified discrete areas where the strength of the foundation is less than was estimated for the original designs. Based on the analysis completed to date, which includes the results of additional geotechnical drilling, the company's remediation plan is expected to include the addition of rock toe buttresses at the base of the water management berms where required. New Gold further extended its supplemental geotechnical drilling with a focus on the foundations of the tailings management facility. Based on the results received to date, one section of the starter dam, which represents approximately 30% of the initial structure, is expected to be redesigned to incorporate flatter slope angles and wick drains. The planned improvements to the design of the water and tailings management facilities require amendments to existing permits. The company expects to apply for the amendment for the water management facility in early May and the amendment for the tailings management facility early in the third quarter, and continue construction on the facilities immediately after receiving the respective approvals.

As construction of the processing facilities and other components of the project remains ongoing and on schedule, and based on the expected adjustments to the permitting and construction schedule for the water and tailings management facilities, the company continues to target first production at Rainy River in mid-2017. New Gold estimates the additional costs associated with the improvements to the facilities to total approximately $35 million, with the balance of the project costs remaining consistent with the $877 million estimate outlined at New Gold's February 2016 Investor Day.

Project capital expenditures at Rainy River during the first quarter totalled $82 million, bringing the total project development capital spending through March 31, 2016 to $394 million. As the company plans to spend approximately $500 million on the development of Rainy River in 2016, spending in the remaining three quarters of the year is expected to be higher than in the first quarter.

Overall, the Rainy River project enhances New Gold's growth pipeline through its manageable capital costs, significant production scale at below current industry average costs and exciting longer-term exploration potential in a great mining jurisdiction. Rainy River is expected to generate significant gold production growth for New Gold at costs below the company's 2016 guidance for all-in sustaining costs(1). Relative to the company's consolidated 2016 gold production guidance of 360,000 to 400,000 ounces, Rainy River alone is expected to produce an average of 325,000 ounces of gold annually, which will more than offset the decrease in production and cash flow arising from the transition of Cerro San Pedro to residual leaching. The company looks forward to advancing the Rainy River project and providing further updates on its development.

BLACKWATER

The company's Blackwater project, located in south-central British Columbia, is expected to produce an average of 485,000 ounces of gold per year at below industry average costs. The current focus at Blackwater is attaining the approval of the Environmental Assessment ("EA"). The coordinated Federal and Provincial EA technical review is in progress. Technical review comments have now been received from the Federal government, Provincial agencies and the company's Indigenous partners, and New Gold is in the process of responding to the review comments. At the same time, during the first quarter, New Gold responded to comments received as part of the public comment period, which was initiated in January 2016. The company continues to anticipate approval of the Blackwater EA by early 2017.

Capital expenditures at Blackwater during the first quarter were $2 million.

In the current commodity price environment, New Gold plans to sequence the development of its projects with the near-term focus being on the advancement of the lower capital cost Rainy River project. Thereafter, the timing of Blackwater's development will be driven by prevailing market conditions.

EL MORRO – 4% GOLD STREAM

As part of New Gold's 2015 sale of its 30% interest in the El Morro property to Goldcorp Inc. ("Goldcorp"), the company retained a 4% stream on future gold production from El Morro. As at the end of 2015, 4% of the El Morro mineral reserves represented 357,000 ounces of gold. For a detailed breakdown of mineral reserves by category, as well as key assumptions, parameters and risks, refer to New Gold's Annual Information Form for the year ended December 31, 2015 filed on www.sedar.com.

The El Morro property forms part of Goldcorp and Teck Resources Limited's Project Corridor in Chile ("Corridor"). The current focus at Corridor is the completion of various trade-off studies which is expected to be followed by the commencement of a pre-feasibility study as well as Environmental Impact Assessment baseline studies.

EXPLORATION UPDATE

New Gold's exploration efforts during the first quarter were centered on New Afton and the Peak Mines. At New Afton, the primary objective of the company's 2016 program is to test the potential to extend the C-zone mineralization laterally to the west, and the first phase of this drilling is nearing completion. At the Peak Mines, New Gold is drill testing multiple targets. Drilling campaigns directed at the Chronos and Anjea zones, which were discovered in 2015, are focused on resource delineation. At the same time, the company is completing reconnaissance drill testing of earlier stage targets along the nine-kilometre Peak Mines corridor. New Gold expects to provide a more detailed update on its exploration initiatives, including drill results, in mid-2016.

New Gold's first quarter exploration expenditures totalled $4 million, of which $3 million was included in the company's consolidated all-in sustaining costs(1) with the balance associated with the New Afton C-zone growth project.

WEBCAST AND CONFERENCE CALL

A webcast and conference call to discuss these results will be held on Thursday, April 28, 2016 beginning at 9:00 a.m. Eastern time. Participants may participate via webcast by registering on our website at www.newgold.com. You may also listen to the conference call by calling toll free 1-888-231-8191, or 1-647-427-7450 outside of the U.S. and Canada. A recorded playback of the conference call will be available until May 28, 2016 by calling toll free 1-855-859-2056, or 1-416-849-0833 outside of the U.S. and Canada, passcode 76409286. An archived webcast will also be available until July 28, 2016 at www.newgold.com.

ABOUT NEW GOLD INC.

New Gold is an intermediate gold mining company. The company has a portfolio of four producing assets and two significant development projects. The New Afton Mine in Canada, the Mesquite Mine in the United States, the Peak Mines in Australia and the Cerro San Pedro Mine in Mexico, provide the company with its current production base. In addition, New Gold owns 100% of the Rainy River and Blackwater projects, both in Canada, as well as a 4% gold stream on the El Morro project located in Chile. New Gold's objective is to be the leading intermediate gold producer, focused on the environment and social responsibility. For further information on the company, please visit www.newgold.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance are "forward looking". All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to: guidance for production, total cash costs and all-in sustaining costs, and the factors contributing to those expected results, as well as expected capital and other expenditures; planned activities for 2016 and beyond at the Company's projects, as well as planned exploration activities and expenses; the expected production, costs, economics and operating parameters of the Rainy River project; targeting timing for development and other activities related to the Rainy River project; expected sequencing for the Blackwater project; and statements with respect to the payment of the remaining $75 million from Royal Gold.

All forward-looking statements in this news release are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold's annual and quarterly management's discussion and analysis ("MD&A"), its Annual Information Form and its Technical Reports filed at www.sedar.com. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold's operations; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold's current expectations; (3) the accuracy of New Gold's current mineral reserve and mineral resource estimates; (4) the exchange rate between the Canadian dollar, Australian dollar, Mexican peso and U.S. dollar being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold's current expectations; (7) arrangements with First Nations and other Aboriginal groups in respect of the Rainy River and Blackwater projects being consistent with New Gold's current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines; (9) the results of the feasibility study for the Rainy River project being realized; (10)  in the case of all-in sustaining cost outlooks at the Rainy River project, the assumed exchange rate being C$1.25/US$; and (11) conditions to the payment of the remaining $75 million from Royal Gold being satisfied mid-2016.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia and Mexico; discrepancies between actual and estimated production, between actual and estimated mineral reserves and mineral resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia and Mexico or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and  maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: in Canada, obtaining the necessary permits for the Rainy River, New Afton C-zone and Blackwater projects; and in Mexico, where Cerro San Pedro has a history of ongoing legal challenges related to our environmental authorization; the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of reserves and resources; competition; loss of key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the feasibility studies for the Rainy River, New Afton C-zone and Blackwater projects; the uncertainty with respect to prevailing market conditions necessary for a positive development decision at Blackwater; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of First Nations and other Aboriginal groups; risks, uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements, including those associated with the environmental assessment process for Blackwater. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's disclosure documents filed on and available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

TECHNICAL INFORMATION

The scientific and technical information in this news release has been reviewed and approved by Mark A. Petersen, Vice President, Exploration of New Gold. Mr. Petersen is a SME Registered Member, AIPG Certified Professional Geologist and a "Qualified Person" as defined under National Instrument 43-101.

For additional technical information on New Gold's material properties, including a detailed breakdown of Mineral Reserves and Mineral Resources by category, as well as key assumptions, parameters and risks, refer to New Gold's Annual Information Form for the year ended December 31, 2015 filed on www.sedar.com.

NON-GAAP MEASURES

(1) ALL-IN SUSTAINING COSTS AND SUSTAINING COSTS
"All-in sustaining costs" per ounce is a non-GAAP financial measure. Consistent with guidance announced in 2013 by the World Gold Council, an association of various gold mining companies from around the world of which New Gold is a member, New Gold defines "all-in sustaining costs" per ounce as the sum of total cash costs, capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature and environmental reclamation costs, all divided by the ounces of gold sold to arrive at a per ounce figure. New Gold believes this non-GAAP financial measure provides further transparency into costs associated with producing gold and assists analysts, investors and other stakeholders of the company in assessing the company's operating performance, its ability to generate free cash flow from current operations and its overall value. This data is furnished to provide additional information and is a non-GAAP financial measure. All-in sustaining costs presented do not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS. Further details regarding historical all-in sustaining costs and a reconciliation to the nearest IFRS measures are provided below and in the MD&A accompanying New Gold's financial statements filed from time to time on www.sedar.com.

"Sustaining costs" is a non-GAAP financial measure. New Gold defines sustaining costs as the difference between all-in sustaining costs and total cash costs, being the sum of capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature, and environmental reclamation costs.  Management uses sustaining costs to understand the aggregate net result of the drivers of all-in sustaining costs other than total cash costs.  The line items between cash costs and all in sustaining costs in the tables below break down the components of sustaining costs.  Sustaining costs is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

(2) TOTAL CASH COSTS
"Total cash costs" per ounce is a non-GAAP financial measure which is calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. New Gold reports total cash costs on a sales basis. The company believes that certain investors use this information to evaluate the company's performance and ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs.  This measure, along with sales, is considered to be a key indicator of the company's ability to generate operating earnings and cash flow from its mining operations. Total cash costs include mine site operating costs such as mining, processing and administration costs, royalties, production taxes, and realized gains and losses on fuel contracts, but are exclusive of amortization, reclamation, capital and exploration costs and net of by-product sales. Total cash costs are then divided by ounces of gold sold to arrive at a per ounce figure. Co-product cash costs remove the impact of other metal sales that are produced as a by-product of gold production and apportion the cash costs to each metal produced on a percentage of revenue basis, and subsequently divides the amount by the total ounces of gold or silver or pounds of copper sold, as the case may be, to arrive at per ounce or per pound figures. Unless otherwise indicated, all total cash cost information in this news release is net of by-product sales. This data is furnished to provide additional information and is a non-GAAP financial measure. Total cash costs and co-product cash costs presented do not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under GAAP. Further details regarding historical total cash costs and a reconciliation to the nearest IFRS measures are provided below and in the MD&A accompanying New Gold's financial statements filed from time to time on www.sedar.com.

TOTAL CASH COSTS AND ALL-IN SUSTAINING COSTS RECONCILIATION

	Three months ended March 31
(in millions of U.S. dollars, unless otherwise noted)	2016	2015

Operating expenses from continuing operations	$81.9	$99.6
Treatment and refining charges on concentrate sales	8.6	7.4
Adjustments	(0.8)	0.7
Total cash costs before by-product revenue	89.7	107.7
By-product copper and silver sales	(59.4)	(62.8)
Total cash costs net of by-product revenue	30.3	44.9
Gold ounces sold	86,031	92,398
Total cash costs per gold ounce sold ($/ounce)	$354	$486
Total cash costs per gold ounce sold on a co-product basis ($/ounce)	$641	$729
Total cash costs net of by-product revenue	30.3	44.9
Sustaining capital expenditure	22.4	39.2
Sustaining exploration - expensed & capitalized	2.2	0.6
Corporate G&A including share-based compensation	8.7	8.0
Reclamation expenses	1.3	1.0
Total all-in sustaining costs	64.9	93.7
All-in sustaining costs per gold ounce sold ($/ounce)	$758	$1,014
All-in sustaining costs per gold ounce sold on a co-product basis ($/ounce)	$898	$1,069

(3) CASH GENERATED FROM OPERATIONS BEFORE CHANGES IN WORKING CAPITAL
"Cash generated from operations before changes in working capital" is a non-GAAP financial measures with no standard meaning under IFRS, which exclude changes in non-cash operating working capital. Management uses this measure to evaluate the Company's ability to generate cash from its operations before temporary working capital changes.

CASH GENERATED FROM OPERATIONS BEFORE CHANGES IN WORKING CAPITAL RECONCILIATION

	Three months ended March 31
(in millions of U.S. dollars)	2016	2015

Cash generated from operations	$61.5	$69.8
Add back (deduct): Change in non-cash operating working capital	0.6	(2.4)
Cash generated from operations before changes in non-cash working capital	62.1	67.4

(4) ADJUSTED NET (LOSS)/EARNINGS
"Adjusted net (loss)/earnings" and "adjusted net (loss)/earnings per share" are non-GAAP financial measures. Net (loss)/earnings have been adjusted and tax affected for the group of costs in "Other gains and losses" on the condensed consolidated income statement. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net (loss)/earnings from continuing operations. The company uses this measure for its own internal purposes. Management's internal budgets and forecasts and public guidance do not reflect fair value changes on senior notes and non-hedged derivatives, foreign currency translation and fair value through profit or loss and financial asset gains/losses.
Consequently, the presentation of adjusted net earnings and adjusted net earnings per share enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings and adjusted net earnings per share based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies. Adjusted net (loss)/earnings and adjusted net (loss)/earnings per share are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flows from operations as determined under IFRS.

ADJUSTED NET EARNINGS RECONCILIATION

	Three months ended March 31
(in millions of U.S. dollars, except per share amounts)	2016	2015

Net earnings (loss) before taxes	$21.1	($37.0)
Other (gains) losses	(21.6)	31.4
Inventory write-down	0.7	--
Adjusted net earnings (loss) before tax	0.2	(5.6)
Income tax recovery (expense)	5.7	(6.8)
Income tax adjustments	(6.2)	7.5
Adjusted income tax expense	(0.5)	0.7
Adjusted net earnings (loss)	nil	(4.9)
Adjusted earnings (loss) per share (basic)	nil	(0.01)
Adjusted effective tax rate	250%	13%

(5) AVERAGE REALIZED PRICE
"Average realized price per ounce or pound sold" is a non-GAAP financial measure with no standard meaning under IFRS. Management uses this measure to better understand the price realized in each reporting period for gold, silver, and copper sales. Average realized price includes realized gains and losses from gold hedge settlements up until May 15, 2013 but excludes from revenues unrealized gains and losses on non-hedged derivative contracts and the revenue reduction related to the non-cash accounting charge as the loss incurred on the monetization of the company's legacy hedge position is realized into income over the original term of the hedge contract. Average realized price is intended to provide additional information only and does not have any standardized definition under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies.

(6) OPERATING MARGIN
"Operating margin" is a non-GAAP financial measure with no standard meaning under IFRS, which management uses to evaluate the Company's aggregated and mine-by-mine contribution to net earnings before non-cash depreciation and depletion charges.

OPERATING MARGIN RECONCILIATION

	Three months ended March 31
(in millions of U.S. dollars)	2016	2015

Revenues	$154.5	$168.9
Less: Operating expenses	(81.9)	(99.6)
Operating margin	72.6	69.3

CONDENSED CONSOLIDATED INCOME STATEMENTS (unaudited)

	Three months ended March
(in millions of U.S. dollars, except per share amounts)	2016	2015
Revenues	154.5	168.9
Operating expenses	81.9	99.6
Depreciation and depletion	57.6	55.1
Earnings from mine operations	15.0	14.2

Corporate administration	5.7	6.0
Share-based payment expenses	3.0	2.1
Exploration and business development	2.5	1.1
(Loss) earning from operations	3.8	5.0

Finance income	0.3	0.2
Finance costs	(4.6)	(10.8)
Other (losses)	21.6	(31.4)

Earnings (loss) before taxes	21.1	(37.0)
Income tax recovery (expense)	5.7	(6.8)
Net earnings (loss)	26.8	(43.8)

Earnings (loss) per share
Basic	0.05	(0.09)
Diluted	0.05	(0.09)

Weighted average number of shares outstanding (in millions)
Basic	509.6	508.6
Diluted	510.7	508.6

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (unaudited)

	As at March 31	As at December 31
(in millions of U.S. dollars)	2016	2015
ASSETS
Current assets
Cash and cash equivalents	298.3	335.5
Trade and other receivables	99.0	109.0
Inventories	160.1	145.9
Current income tax receivable	16.0	19.2
Prepaid expenses and other	9.5	5.0
Total current assets	582.9	614.6

Non-current inventories	114.4	115.4
Mining interests	2,868.2	2,803.2
Deferred tax assets	166.9	138.9
Other	3.2	3.4
Total assets	3,735.6	3,675.5
LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	155.9	141.1
Current income tax payable	3.3	6.2
Total current liabilities	159.2	147.3

Reclamation and closure cost obligations	71.4	67.5
Provisions	11.4	9.2
Gold Stream Obligation	169.5	147.6
Derivative liabilities	2.4	2.1
Long-term debt	788.0	787.6
Deferred tax liabilities	400.0	414.4
Other	0.2	0.2
Total liabilities	1,602.1	1,575.9

Equity
Common shares	2,842.9	2,841.0
Contributed surplus	103.4	102.3
Other reserves	6.7	2.6
Deficit	(819.5)	(846.3)
Total equity	2,133.5	2,099.6
Total liabilities and equity	3,735.6	3,675.5

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW (unaudited)

	Three months ended March
(in millions of U.S. dollars)	2016	2015
OPERATING ACTIVITIES
Net loss	26.8	(43.8)
Adjustments for:
Foreign exchange (gains) losses	(33.9)	36.0
Reclamation and closure costs paid	(0.9)	(0.1)
Depreciation and depletion	57.7	55.1
Other non-cash adjustments	(1.2)	(4.6)
Income tax (recovery) expense	(5.7)	6.8
Finance income	(0.3)	(0.2)
Finance costs	4.6	10.8
Unrealized (gain)/loss on gold stream liability	15.1	-
	62.2	60.0
Change in non-cash operating working capital	(0.6)	2.4
Income taxes refunded (paid)	(0.1)	7.4
Cash generated from operations	61.5	69.8
INVESTING ACTIVITIES
Mining interests	(107.4)	(69.2)
Government grant received	-	0.2
Proceeds from the sale of assets	0.5	0.2
Gold price contract investment costs	(2.1)	-
Interest received	0.3	-
Cash used in investing activities	(108.7)	(68.8)

FINANCING ACTIVITY
Proceeds received from exercise of options	0.8	0.1
Financing initiation costs	(0.3)	-
Interest paid	(0.8)	-
Cash generated from financing activities	(0.3)	0.1
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	10.3	(5.8)

Change in cash and cash equivalents	(37.2)	(4.7)
Cash and cash equivalents, beginning of period	335.5	370.5
Cash and cash equivalents, end of period	298.3	365.8

Cash and cash equivalents are comprised of:
Cash	214.4	247.4
Short-term money market instruments	83.9	118.4
	298.3	365.8

SOURCE New Gold Inc.

%CIK: 0000800166

For further information: Hannes Portmann, Executive Vice President, Business Development, Direct: +1 (416) 324-6014, Email: info@newgold.com

CO: New Gold Inc.

CNW 16:04e 27-APR-16